Advanced Series Trust
Gateway Center Three
Fourth Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 7, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Ms. Alison White

Mr. Mark Cowan

Re:	Registration Statements on Form N-14 of Advanced Series Trust

AST Lord Abbett Core Fixed Income Portfolio: File Nos. 333- 205611
AST Goldman Sachs Mid-Cap Growth Portfolio: File Nos. 333-205615
AST Goldman Sachs Large-Cap Value Portfolio: File Nos. 333-205612
AST T. Rowe Price Asset Allocation Portfolio: File Nos. 333- 205623
AST Prudential Growth Allocation Portfolio: File Nos. 333-205626
AST RCM World Trends Portfolio: File Nos. 333- 205622
AST Schroders Global Tactical Portfolio: File Nos. 333- 205624

Dear Ms. White & Mr. Cowan:

On behalf of Advanced Series Trust (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the Commission) on July 23, 2015 and July 24, 2015.  Such comments relate to the Registrant’s Registration Statements on Form N-14 (each an N-14 Registration Statement and collectively, the N-14 Registration Statements), which was filed with the Commission on July 10, 2015 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act).  The relevant documents will be used in connection with the special meetings (each, a Meeting and collectively, the Meetings) of the beneficial shareholders of AST Neuberger Berman Core Bond Portfolio, AST Neuberger Berman Mid-Cap Growth Portfolio, AST T. Rowe Price Equity Income Portfolio, AST FI Pyramis Asset Allocation Portfolio, AST Franklin Templeton Founding Funds Allocation Portfolio, AST Franklin Templeton Founding Funds Plus Portfolio, and AST Schroders Multi-Asset World Strategies Portfolio (each, a Target Portfolio and collectively, the Target Portfolios), each a series of the Registrant, that will be held on October 5, 2015.

At each Meeting, the shareholders of the relevant Target Portfolio will be asked to approve or disapprove a Plan of Reorganization of the Registrant whereby all of the assets of the relevant Target Portfolio would be acquired, and all of the liabilities of the relevant Target Portfolio would be assumed, by the corresponding investment portfolio of the Registrant listed below (each, an Acquiring Portfolio and collectively, the Acquiring Portfolios) in exchange for the Registrant’s issuance to the Target Portfolio and its shareholders of shares of beneficial interest of the Acquiring Portfolio (each, a Reorganization and collectively, the Reorganizations).

Target Portfolio	Acquiring Portfolio
AST Neuberger Berman Core Bond Portfolio	AST Lord Abbett Core Fixed Income Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio	AST Goldman Sachs Mid-Cap Growth Portfolio
AST T. Rowe Price Equity Income Portfolio	AST Goldman Sachs Large-Cap Value Portfolio
AST FI Pyramis Asset Allocation Portfolio	AST T. Rowe Price Asset Allocation Portfolio
AST Franklin Templeton Founding Funds Allocation Portfolio	AST Prudential Growth Allocation Portfolio
AST Franklin Templeton Founding Funds Plus Portfolio	AST RCM World Trends Portfolio
AST Schroders Multi-Asset World Strategies Portfolio	AST Schroders Global Tactical Portfolio

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in each Notice to Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information (the SAI) being filed with the Commission pursuant to Rule 497 as of the date hereof under the 1933 Act (such filing is referred to herein as the Amendment).

Comments Applicable to Each N-14 Registration Statement

1.                                      Comment:   Please include the appropriate Tandy responses in the responses to these comments.

Response:  This correspondence includes the appropriate Tandy responses.

2.                                      Comment:  Consider whether the parenthetical in the bullet points that reads “(after fee waivers and expense reimbursements)” included in the of the cover letter (and in other similar references throughout the Amendment) is necessary given that the pro forma total net expense ratio for the Combined Portfolio will be lower than the pro forma total net expense ratio of the Target Portfolio before fee waivers and expense reimbursements.

Response:  The Registrant confirms that, where appropriate, the parenthetical has been removed.

3.                                      Comment:  Question Q6 in the Q&A and the section entitled “Expenses of the Reorganization” in the Prospectus note that the printing and mailing costs will be paid by the Manager or its affiliates out of the fee received from the Acquiring Portfolio under its Rule 12b-1 Plan, while the Plan of Reorganization notes that “All costs incurred in entering into and carrying out the terms and conditions of this Plan… shall be paid by the Prudential Investments LLC or AST Investment Services, Inc., or their affiliates under the fee received from the Target Portfolio under its Rule 12b-1 Plan.”   Please reconcile the difference and add any other expenses, in addition to printing and mailing costs, that will be assumed by the Manager.

Response:  The Registrant has revised the disclosure to read as follows:  “All costs incurred in entering into and carrying out the terms and conditions of the Reorganization, including (without limitation) outside legal counsel and independent registered public accounting firm costs and costs incurred in connection with the printing and mailing for this prospectus and proxy statement and related materials, will be paid by the Manager or its affiliates under the fee received from the Target Portfolio and the Acquiring Portfolio under its Rule 12b-1 plan, as applicable.”

4.                                      Comment:  In the “Annual Portfolio Operating Expenses” section of the Summary, please delete any fee waivers will not be effective for at least one year.

Response:  The Registrant revised any applicable fee waivers so that they will be in effect for at least one year and has made necessary changes to the Amendments to reflect such changes.

5.                                      Comment:  Delete or relocate information related to assumed assets and the contractual management fee breakpoints in the “Annual Portfolio Operating Expenses” section of the Summary as it is not required.

Response:  The requested changes have been made to each Amendment.

6.                                      Comment:  In the “Expense Examples” section of the Summary please confirm that the expense cap reflected in the example only reflects the period for which the expense cap was in place.  Do not reflect management fee waivers that are not in effect for one full year.

Response:  The Registrant confirms that the expense cap reflected in the example only reflects the period for which the expense cap was in place and does not reflect management fee waivers that are not in effect for one full year.

7.                                      Comment:  In the section entitled “Information About the Reorganization” list any factors that the Board considered that would negatively impact shareholders.  Note any factors that weighed against the Reorganization such as any costs associated with repositioning of the portfolios.   Note the effect of any repositioning costs.

Response:  The Registrant has noted each of the material factors, including any material factors that would negatively impact shareholders, that the Board considered in reaching its decision.  In connection with each Reorganization, there will be purchases and sales of securities that will result in transaction costs, such as commission costs.  Estimates of such costs will vary depending on market conditions and no dollar estimates were provided to the Board.  The transaction costs will be borne by each Combined Portfolio (for transactions after the Reorganization) or by each Target Portfolio (for transactions prior to the Reorganization).  The Registrant has added the following disclosure to each Amendment to reflect these costs:  “In connection with the Reorganization, there will be purchases and sales of securities.  These transactions may result in costs, such as brokerage commissions.  Any costs for transactions prior to the Reorganization will be borne by Target Portfolio shareholders and any costs for transactions after the Reorganization will be borne by Combined Portfolio shareholders.”

8.                                      Comment:  For any N-14 Registration Statement that notes that the Manager’s net revenue will decrease as a result of the Reorganization in the section entitled “Information About the Reorganization”, confirm that the reference to the Manager’s net revenue decreasing is correct.

Response:  The Registrant confirms that this is an accurate statement and is intended to disclose the impact of the Reorganization to the Manager.

9.                                      Comment:  Create a side-by-side comparison of the major asset class allocation ranges for the asset allocation Target Portfolios and the asset allocation Acquiring Portfolios.

Response:  The Registrant has created a new section under the section entitled “Analysis of the Investment Objectives and Principal Strategies of the Portfolios” that compares the allocation ranges of each asset allocation Target Portfolio and each asset allocation Acquiring Portfolio.

10.                               Comment:  Please confirm that Schedule A will be included in the Plan of Reorganization.

Response:  The Registrant confirms that Schedule A, which lists the Target Portfolio and the Acquiring Portfolio, will be included in the Plan of Reorganization.

Accounting Comments

11.                               Comment:  In the fee table, the amount of any fee waivers or expense reimbursements should be shown as a negative amount.

Response:  The Registrant confirms that any fee waivers or expense reimbursements are shown in brackets in each Amendment.

12.                               Comment:  In the “Annual Portfolio Operating Expenses” section of the Summary, include a footnote that notes that expenses have been restated from expenses incurred as of the Portfolios’ most recent fiscal year end to reflect current fees.

Response:  The Registrant confirms that the footnote to the table has been restated to now include a sentence that reads as follows: “Assumed completion of the Reorganization on December 31, 2014 and the expenses shown have been restated to reflect the fee structure in effect on July 1, 2015.”

13.                               Comment:  With regard to the expenses of the reorganization, provide an estimate of any brokerage or transaction costs that will be borne by the Portfolio as a result of any repositioning that is expected to occur in connection with the Reorganization.  The amount should also be shown as an adjustment to the capitalizations table, reducing the net assets of the Combined Portfolio with a footnote reflecting the adjustment.

Response:   Estimates of such transaction costs, such as brokerage commissions, will vary depending on market conditions.   The Registrant has added the following disclosure to each Amendment to reflect these costs:  “In connection with the Reorganization, there will be purchases and sales of securities.  These transactions may result in costs, such as brokerage commissions.  Any costs for transactions prior to the Reorganization will be borne by Target Portfolio shareholders and any costs for transactions after the Reorganization will be borne by Combined Portfolio shareholders.”

14.                               Comment:  With regard to the Federal Income Tax consequences of the Reorganization, please include a reference to the appropriate section of the Internal Revenue Code (IRC) applicable to the tax free merger of investment companies.

Response:  The Registrant has added a reference to the appropriate section of the IRC applicable to the tax free merger of investment companies.

15.                               Comment:  Please confirm that the audited financial statements of the Acquiring Portfolio will be incorporated by reference.

Response:  The Registrant confirms that the audited financial statements as of December 31, 2014 are incorporated by reference.  Reference to the audited financial statements is now also included in the Prospectus/Proxy Statement.

16.                               Comment:  With regard to the Pro Forma Financial Information, include applicable fee related footnotes to the tables.

Response:  The Registrant confirms that the applicable fee related footnotes have been added to the tables in the Pro Forma Financial Information.

17.                               Comment:  Confirm supplementally that each Acquiring Portfolio will be the surviving portfolio for accounting purposes.

Response:  The Registrant hereby confirms that each Acquiring Portfolio will be the surviving portfolio for accounting purposes.

18.                               Comment:  With regard to the Pro Forma Financial Information, confirm that all expenses will be borne by the Manager or its affiliates and not shareholders.

Response:  The Registrant hereby confirms that all expenses, with the exception of any transaction costs, such as brokerage commissions, as noted, will be borne by the Manager, or its affiliates, for each Reorganization.

19.                               Comment:  With regard to the Pro Forma Financial Information, include a note to describe any portfolio repositioning costs that will occur in connection with each Reorganization.  Include an estimate of any such repositioning costs.

Response:   Estimates of such transaction costs, such as brokerage commissions, will vary depending on market conditions.   The Registrant has added the following disclosure to each Amendment to reflect these costs:  “In connection with the Reorganization, there will be purchases and sales of securities.  These transactions may result in costs, such as brokerage commissions.  Any costs for transactions prior to the Reorganization will be borne by Target Portfolio shareholders and any costs for transactions after the Reorganization will be borne by Combined Portfolio shareholders.”

Comments Applicable to the AST Lord Abbett Core Fixed Income Portfolio

20.                               Comment:  The date of the KPMG Audit Report referenced in the SAI for the AST Lord Abbett Core Fixed Income Portfolio should be February 23, 2015.

Response:  The Registrant confirms that the date of the KPMG Audit Report is changed to February 23, 2015.

Comments Applicable to the AST Goldman Sachs Mid-Cap Growth Portfolio

21.                               Comment:  Consider adding a capitalization range for medium capitalization companies for the Acquiring Portfolio in the description of the Principal Investment Strategies for the Acquiring Portfolio.

Response:  The Registrant has added a capitalization range for the medium capitalization companies for the Acquiring Portfolio.

22.                               Comment:  The date of the KPMG Audit Report referenced in the SAI for the AST Goldman Sachs Mid-Cap Growth Portfolio should be February 17, 2015.

Response:  The Registrant confirms that the date of the KPMG Audit Report is changed to February 17, 2015.

Comments Applicable to the AST Goldman Sachs Large-Cap Value Portfolio

23.                               Comment:  The date of the KPMG Audit Report referenced in the SAI for the AST Goldman Sachs Large-Cap Value Portfolio should be February 17, 2015.

Response:  The Registrant confirms that the date of the KPMG Audit Report is changed to February 17, 2015.

Comments Applicable to the AST T. Rowe Price Asset Allocation Portfolio

24.                               Comment:  In the “Expense Examples” section of the Summary, please confirm whether the date noted should be October 31, 2016 to be consistent with the waiver noted in the Annual Portfolio Operating Expense Table.

Response:  The Registrant has changed the date to October 31, 2016 in the Amendment.

25.                               Comment:  In the section entitled “Comparison of the Target Portfolio and the Acquiring Portfolio”, note that “Broad Market Duration” is a measure to sensitivity to interest rates and not to time.

Response: The Registrant confirms that duration in this context generally refers to interest rate sensitivity.  The following language has been added to that section:  “Broad Market Duration generally refers to interest rate sensitivity.”

26.                               Comment:  Change the date in the heading of the Average Annual Return table to November 19, 2007.

Response: The Registrant confirms that the date is changed to November 19, 2007.

27.                               Comment:  The date of the KPMG Audit Report referenced in the SAI for the AST T. Rowe Price Asset Allocation Portfolio should be February 23, 2015.

Response:  The Registrant confirms that the date of the KPMG Audit Report is changed to February 23, 2015.

Comments Applicable to the AST Prudential Growth Allocation Portfolio

28.                               Comment:  Consider abbreviating the disclosure regarding the principal investment strategies of the Target Portfolio and adding a side-by-side comparison to the Acquiring Portfolio.    At a minimum, please add a side-by-side comparison of Target Portfolio and the Acquiring Portfolio’s significant allocation ranges.

Response:  The Registrant has abbreviated the disclosure regarding the principal investment strategies of the Target Portfolio.  In addition, the Registrant has created a new section under the section entitled “Analysis of the Investment Objectives and Principal Strategies of the Portfolios” that compares the allocation ranges of the Target Portfolio and the Acquiring Portfolio.

29.                               Comment:  With regard to the compensation information provided for the subadvisers, for any compensation that is performance based, please disclose the benchmark such performance is measured against as per Item 20(b) for Form N-1A.

Response:  The Registrant has added language to the compensation information for the subadvisers that references the appropriate benchmark for performance based compensation.

30.                               Comment:  The date of the KPMG Audit Report referenced in the SAI for the AST Prudential Growth Allocation Portfolio should be February 23, 2015.

Response:  The Registrant confirms that the date of the KPMG Audit Report is changed to February 23, 2015.

Comments Applicable to the AST RCM World Trends Portfolio

31.                               Comment:  Compare the international investments of the Target Portfolio and the Acquiring Portfolio in the principal investment strategies.

Response:  The Registrant has created a new section under the section entitled “Analysis of the Investment Objectives and Principal Strategies of the Portfolios” that compares the allocation ranges of each Target Portfolio and each Acquiring Portfolio.

32.                               Comment:  Consider whether the investment objectives of the Target Portfolio and the Acquiring Portfolio are similar given the investment objective of the Target Portfolio is to seek capital appreciation and the investment objective of the Acquiring Portfolio is to obtain the highest potential total return consistent with its specified level of risk tolerance.

Response:   The Registrant believes that the investment objectives of the Target Portfolio and the Acquiring Portfolio are similar given each Portfolio’s stated investment objective and strategy.

33.                               Comment:  In the section entitled “Analysis of the Investment Objectives and Principal Strategies of the Portfolios” discuss the fact that the Target Portfolio is a fund-of-funds and the Acquiring Portfolio is not, and what that means for shareholders.

Response:  The Registrant has added the following to the Amendment:  “The Target Portfolio is a fund-of-funds, which means that it invests all of its assets in other funds.  The Acquiring Portfolio is an actively managed portfolio which means that the portfolio invests directly in equity and fixed income investments. If the Reorganization is approved, shareholders of the Target Portfolio will no longer be invested in a fund-of-funds and will instead be invested in an actively managed fund.”

34.                               Comment:  Consider whether additional information is needed for the description of the AST Franklin Founding Funds Allocation Portfolio in the Principal Investment Strategies for the Target Portfolio.

Response:  The Registrant confirms that additional information has been added to the description of the AST Franklin Founding Funds Allocation Portfolio in the Principal Investment Strategies for the Target Portfolio.

Comments Applicable to the AST Schroders Global Tactical Portfolio

35.                               Comment:  Consider whether the investment objectives of the Target Portfolio and the Acquiring Portfolio are similar given that the investment objective of the Target Portfolio is to seek long-term capital appreciation and the investment objective of the Acquiring Portfolio is to outperform its blended performance benchmark.

Response:  The Registrant believes that the investment objectives of the Target Portfolio and the Acquiring Portfolio are similar given each Portfolio’s stated investment objective and strategy.

36.                               Comment:  Consider whether the principal risks for the Acquiring Portfolio should include fund-of-fund investments.

Response:  The Registrant has added fund-of-funds risk to the Acquiring Portfolio.

37.                               Comment: Consider whether the word “although” is necessary in the second paragraph of the section entitled “Contractual and Effective Management Fee Rates for the Portfolios.”

Response:  The Registrant has revised this sentence to remove “although” so that it reads more clearly.

Tandy Representations

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas,
Assistant Secretary of Advanced Series Trust